Exhibit 99.11

PRESS RELEASE

TotalEnergies proposes an ordinary dividend of 2.81 €/share
for fiscal year 2022, a 6.4% increase,
and the confirmation of the 1 €/share special dividend

Paris, February 8, 2023 – The Board of Directors met on February 7, 2023, and decided to propose to the Shareholders’ Meeting on May 26, 2023, the distribution of an ordinary dividend of 2.81 €/share for fiscal year 2022, versus 2.64 €/share for fiscal year 2021, a 6.4% increase.

Consequently, taking into account the three ordinary interim dividends of 0.69 €/share previously decided by the Board of Directors, the final ordinary dividend for fiscal year 2022 will be 0.74 €/share, a 7.25% increase compared to the ordinary interim dividends.

In addition, the Board of directors decided to propose the confirmation of the 1 €/share special dividend for fiscal year 2022, that was paid on December 16, 2022.

As proposed, TotalEnergies’ shareholders would benefit from a 3.81 €/share dividend (ordinary plus special) for fiscal year 2022.

Subject to approval at the Shareholders’ Meeting, the final ordinary dividend will be paid in cash, according to the following timetable:

	Shareholders	ADS holders

Ex-dividend date	June 21, 2023	June 16, 2023

Payment date	July 3, 2023	July 17, 2023

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).